Filed by Reinvent Technology Partners Y

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Aurora Innovation, Inc.

Commission File No. 001-40216

Forbes

Aurora Leverages Uber Ride Data To Plan High-Speed Robotaxi Service

By Alan Ohnsman

29 July 2021

Automated ride-hail services, a core goal for leading autonomous tech developers Alphabet’s Waymo and GM-backed Cruise, are being readied mainly in low-speed urban and suburban settings as the AI behind the wheel trains to deliver passengers safely while avoiding pedestrians, cyclists, potholes and other vehicles. But rival startup Aurora says its robotaxi service will focus on higher-speed highway rides such as airport runs when it launches in 2024.

That surprising choice is driven by access to ride data the Silicon Valley startup is getting from partner Uber, which sold its autonomous vehicle unit to Aurora and invested late last year. And it aligns Aurora’s robotaxi plans with preparations underway to commercialize a robotic truck system by 2023, says cofounder and Chief Product Officer Sterling Anderson.

The most striking thing Aurora has learned from that data is “the average speed for over half of ride-hailing trips exceeds 50 miles an hour in the big markets, and in markets that are more suburban in nature (average speed) only rises,” he tells Forbes.

Knowing that “the question becomes what do you do first? Do you drive only 25 miles an hour and build a suite of hardware that can only see far enough to do that safely? Or do you build a system that drafts off of a trucking product that can operate at higher speeds and take on a substantial chunk of the market that is both underserved by other ride-hailing autonomous competitors and highly opportune—the quintessential airport trip,” says Anderson, who led the development of Tesla’s Autopilot program before joining Aurora.

Aurora, whose other founders include CEO and ex-Google Self-Driving Project chief Chris Urmson and Carnegie-Mellon University computer scientist Drew Bagnell, had seemed to shift its focus from robotaxis to trucking in the past year, an application for autonomous technology that looks to be both more attainable and lucrative in the near-term than ride services. Yet when it announced plans to list shares publicly via a SPAC merger this month, the company emphasized that its robotaxi development work continues and should be ready by 2024.

Aurora’s merger with blank check company Reinvent Technology Partners Y, founded by Silicon Valley investors Reid Hoffman, Mark Pincus and Michael Thompson, will raise about $2 billion to aid its development work, funds that are needed to compete with autonomous giants like Waymo, Cruise, Ford- and Volkswagen-backed Argo AI and Amazon’s Zoox. The company will trade on Nasdaq with the ticker “AUR,” and counts truckmakers PACCAR and Volvo as investors, along with Toyota and Uber.

Currently, Waymo operates the only truly autonomous ride service in the U.S., with no human safety drivers at the wheel. Its fleet of a few hundred Pacifica Hybrid minivans can be hailed by anyone who has downloaded the Waymo app. The vehicles ferry passengers around a 50-square mile section of Phoenix suburbs Chandler, Mesa and Tempe, and charge rates equivalent to Uber’s. They do not, as yet, go on the highway or to the airport.

Access to Uber’s detailed ride data is a competitive advantage for Aurora as plans where to offer its robotaxi service, Anderson says. “We can refine our market selection with that detailed data, environment, so we can choose whether to deploy in City A, City B or City C that nobody realizes is so opportune because they don’t have that level of granularity of data from the largest ride-hailing network in the world.”

Along with Uber, Aurora is working with Toyota as it plans the type of vehicle best suited for autonomous rides, he said.

Waymo, like Aurora, is also working to commercialize robotic trucks. What Aurora’s ties to Uber make clear, however, is that there’s more commonality between the two types of applications of self-driving tech than might be expected. Robotic cars need a better understanding of what to anticipate on the highway, while the performance of automated semi-trucks improves with what’s learned by autonomous cars traveling through cities.

“All development accrues to both markets,” Anderson says. “We’re under no illusion that one can just do it all at once.”

“The way that we’ve tiled our rollout, aided by our relationship with Uber and access to its data, is trucks first, then rides on substantially similar routes that leverage all the work done in trucks, and then (ride-hailing) pushes the envelope forward toward off-highways, to get to hotel districts, to get to the airport to get to those suburban environments.”

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Reinvent Technology Partners Y (“Reinvent”) and Aurora Innovation, Inc. (“Aurora”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “continue,” “likely,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Reinvent’s securities, (ii) the risk that the proposed transaction may not be completed by Reinvent’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Reinvent, (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the Agreement and Plan of Merger, dated as of July 14, 2021 (the “Merger Agreement”), by and among Reinvent, Aurora and Reinvent Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Reinvent, by the shareholders of Reinvent, the satisfaction of the minimum cash condition following redemptions by Reinvent’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investment in connection with the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the proposed transaction on Aurora’s business relationships, operating results and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of Aurora and potential difficulties in Aurora employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings or other disputes that may be instituted against Aurora or against Reinvent related to the Merger Agreement or the proposed transaction or otherwise, (ix) the ability to maintain the listing of Reinvent’s securities on a national securities exchange, (x) the price of Reinvent’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Reinvent plans to operate or Aurora operates, variations in operating performance across competitors, changes in laws and regulations affecting Reinvent’s or Aurora’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns and a changing regulatory landscape in the highly competitive self-driving industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Reinvent’s registration statement on Form S-1 (File No. 333-253075), its Quarterly Report on Form 10-Q for the period ended March 31, 2021, the registration statement on Form S-4 discussed below and other documents filed by Reinvent from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Reinvent, Sequoia and Aurora assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Reinvent nor Aurora gives any assurance that either Reinvent or Aurora or the combined company will achieve its expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction between Reinvent and Aurora. This document is not a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Reinvent has filed a registration statement on Form S-4 with the SEC (333-257912), which includes a preliminary prospectus and proxy statement of Reinvent, referred to as a proxy statement/prospectus. A final proxy statement/prospectus will be sent to all Reinvent shareholders. Reinvent also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Reinvent are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Reinvent through the website maintained by the SEC at www.sec.gov.

The documents filed by Reinvent with the SEC also may be obtained free of charge at Reinvent’s website at https://y.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.

Participants in Solicitation

Reinvent and Aurora and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Reinvent’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of Reinvent and Aurora and information regarding their interests in the proposed transaction are set forth in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.